Via Facsimile and U.S. Mail
Mail Stop 6010

August 22, 2008

Mr. Darrell Borne
Executive Vice President and Chief Financial Officer
Sciele Pharma, Inc.
5 Concourse Parkway, Suite 1800
Atlanta, GA 30328

Re: Sciele Pharma, Inc.
Form 10-K for the Year Ended December 31, 2007
Form 10-Q for Quarter Ended March 31, 2008
Form 10-Q for Period Ended June 30, 2008
File No. 000-30123

Dear Mr. Borne

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information to better understand your disclosure.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Third Party Agreements, page 7

1. We note your statements relating to the Sular agreements with AstraZeneca and Bayer:

- We were required to pay AstraZeneca up to an additional $20.0 million upon achievement of certain sales milestones through February 2005. AS of December 31, 2004, we calculated that we owed AstraZeneca $5.0 million for reaching these milestones which we paid in March 2005. We did not owe or make any other milestone payments to AstraZeneca.

- In July 2006, the company attained sales of Sular requiring a final $5.0 million milestone payment to Bayer, which was made in October 2006.

Additionally, we note that your 10-Q for the period ended June 30, 2008 states on page 17 that cash outflows related to, among other things, the Sular milestone payment. It is unclear what this milestone payment relates to. The disclosure in your Form 10-K appears to indicate that there were no remaining potential milestone payments. Your 10-K should disclose the aggregate potential milestone payments under each of your material agreements. Please revise or explain why this potential milestone payment was not disclosed in your Form 10-K.

2. To the extent that you are substantially dependent on your agreements with AstraZeneca and/or Bayer, the material terms of these agreements should be disclosed in your 10-K and the agreements should be filed as exhibits. If you believe that you are not substantially dependent on these agreements, please provide us with an analysis supporting your determination.

Manufacturers and Single Source Suppliers, page 13

3. We note your statement on page 13 that some of your products, including products that have accounted for a significant portion of your revenue, are currently only available from sole source suppliers and some raw materials are only available from single sources. Additionally, we note your statement on page 22 that you are substantially dependent on the contribution of Sular. It is not clear whether any product on which you are substantially dependent is supplied by a sole source supplier or produced from raw materials only available from single sources.

If any product that you are substantially dependent on is supplied by a sole source supplier or produced from raw materials only available from single sources, please identify the product and supplier, file the supply agreement as an exhibit to the registration statement and describe the terms of the agreement in the discussion on page 13. Alternatively, provide an analysis supporting your determination that the agreements were not required to be filed as exhibits.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 42

4. It appears that amortization of intangible assets related to products sold is not
    included in gross margin. We believe amortization related to acquired developed
    products should be included in cost of revenues. Alternatively, please revise your
    disclosure to expand the "cost of revenues" caption here and on the face of your
    statement of operations to include parenthetical disclosure indicating that
    amortization of intangible assets related to products sold is excluded and disclose
    the amount of amortization excluded from cost of sales. Please refer to SAB
    Topic 11:B. In addition, please revise your gross margin discussion to disclose
    the gross margin amounts including amortization.

Critical Accounting Policies

Sales Deductions; Product Returns, page 52

5. We believe your disclosure related to estimates of items deducted from gross
    revenue such as product returns, contractual price reductions, volume rebates, and
    other sales related deductions could be improved. Please revise your disclosure to
    provide the following information:

    a. The amount of each accrual at the balance sheet date and the effect that could
        result from using other reasonably likely assumptions than what you used to
        arrive at each accrual, such as a range of reasonably likely amounts or other
        type of sensitivity analysis.

    b. The factors that you consider in estimating each accrual such as historical
        return of products, levels of inventory in the distribution channel, estimated
        remaining shelf life, price changes from competitors and introductions of
        generics and/or new products.

    c. To the extent that information you consider in b) is quantifiable, disclose both
        quantitative and qualitative information and discuss to what extent
        information is from external sources (e.g., end-customer prescription demand,
        third-party market research data comparing wholesaler inventory levels to
        end-customer demand). For example, in discussing your estimate of product
        that may be returned, consider disclosing and discussing, preferably by
        product and in tabular format, the total amount of product (in sales dollars)
        that could be potentially be returned as of the balance sheet date and
        disaggregated by expiration period.

d. If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer's ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

e. A roll forward of the accrual for each estimate for each period presented showing the following:

- Beginning balance,
- Current provision related to sales made in current period,
- Current provision related to sales made in prior periods,
- Actual returns or credits in current period related to sales made in current period,
- Actual returns or credits in current period related to sales made in prior periods, and
- Ending balance.

f. In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue, i.e. product returns, sales discounts, rebates, contractual price reductions and other sales related deductions, including the effect that changes in your estimates of these items had on your revenues and operations.

Intangible Assets and Goodwill, page 53

6. You disclose that you "use the assistance of valuation experts to help us allocate the purchase price to the fair value of the various intangible assets that we have acquired." While you are not required to make reference to the use of valuation experts, when you do, you must also disclose the name of the independent valuation firm. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, also include the consent of the independent valuation firm.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 4. Long-term Debt, page F-20

7. Please refer to your disclosures with regards to the $325 million aggregate principal amount, 2.625% contingent convertible senior notes due 2027. Please tell us if upon conversion the note holder will receive, per $1,000 principal amount being converted, the lesser of cash equal to $33.33 per unit or the daily conversion value. Also, it appears that to the extent the daily conversion value exceeds $33.33, the number of shares equal to the excess of the daily conversion

value over $33.33, divided by the volume-weighted average price per share could possibly result in the issuance of an unlimited number of common stock shares. If applicable, please provide us with your analysis of the transaction under paragraphs 20 – 24 of EITF 00-19. Provide us an example of this calculation to show us how the convertible notes will be converted. In addition, please revise your disclosure to define the applicable conversion rate referred to in your disclosures.

8. Please tell us the accounting treatment of the 839,930 shares of Company stock received by bondholders under the exchange offer and the authoritative accounting literature relied upon.

<u>Exhibits 31.1 and 31.2</u>

9. Please revise these certifications to include the entire introductory language of paragraph 4 which also addresses internal control over financial reporting. This comment also applies to the certifications filed with your Form 10-Q for the period ended March 31, 2008

<u>Form 10-Q for Period Ended March 31, 2008</u>

<u>Note 6. Goodwill, Product Rights, and Other Intangibles, page 7</u>

10. With regards to the disclosures for your acquisition from Verus Pharmaceuticals, you disclose that you acquired "products under development" in addition to the Twinject epinephrine auto-injectors and recorded $25.2 million to intangible assets related to licensing rights. Disclosures indicate the $25.2 million is the estimated fair value assigned to the Twinject epinephrine auto-injectors and "products under development." Tell us the amount allocated to "products under development". Additionally, tell us how the "products under development" met the alternative future use criteria in their current state at the time of acquisition. Refer to SFAS 2 *"Accounting for Research and Development Costs."*

* * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish on EDGAR under the form type label CORRESP a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Christine Allen, Staff Accountant, at (202) 551- 3652 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Suzanne Hayes, Branch Chief, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant